As filed with the Securities and Exchange Commission on November 5, 2004

Registration No. 333-119736

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT No. 1

TO

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WesBanco, Inc.

(Exact name of registrant as specified in its charter)

West Virginia	6021	55-0571723
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Bank Plaza Wheeling, West Virginia 26003 (304) 234-9000	Paul M. Limbert President and Chief Executive Officer WesBanco, Inc. One Bank Plaza Wheeling, West Virginia 26003 (304) 234-9000
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

James C. Gardill, Esq. Phillips, Gardill, Kaiser & Altmeyer, PLLC 61 Fourteenth Street Wheeling, West Virginia 26003 (304) 232-6810	Kristen Larkin Stewart, Esq. Paul C. Cancilla, Esq. Kirkpatrick & Lockhart LLP Henry W. Oliver Building 535 Smithfield Street Pittsburgh, PA 15222-2312 (412) 355-6500	Kimberly J. Schaefer, Esq. Vorys, Sater, Seymour and Pease LLP Suite 2000, Atrium Two 221 East Fourth Street Cincinnati, Ohio 45202 (513) 723-4000

Approximate date of commencement of the proposed sale of the securities to the public:    As soon as practicable after the effective date of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒  333-119736

Explanatory Note

This Post-Effective Amendment No. 1 is being filed solely to file Exhibits 8.1 and 8.2, the tax opinions of Kirkpatrick & Lockhart LLP and Vorys, Sater, Seymour and Pease LLP, respectively. No changes have been made to Part I or Part II of this registration statement, other than Item 21 (Exhibits and Financial Statement Schedules) of Part II. More specifically, there have been no changes to Item 20 (Indemnification of Directors and Officers) or Item 22 (Undertakings) of Part II. Accordingly, Part I and Items 20 and 22 of Part II are not being filed herewith. Only Item 21 of Part II is being filed herewith in its entirety. In accordance with Rule 462(d) under the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 21. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed herewith or incorporated herein by reference as part of this Registration Statement:

Exhibit	Title
2.1	Agreement and Plan of Merger dated as of August 25, 2004 by and between WesBanco, Inc., WesBanco, Bank, Inc., Winton Financial Corporation, and The Winton Savings & Loan Co. (incorporated by reference to Annex A of the proxy statement/prospectus included in this Registration Statement)

5.1	Opinion of Phillips, Gardill, Kaiser & Altmeyer, PLLC as to the legality of the shares of common stock registered hereby (previously filed)

8.1	Opinion of Kirkpatrick & Lockhart LLP as to certain tax matters (filed herewith)

8.2	Opinion of Vorys, Sater, Seymour and Pease LLP as to certain tax matters (filed herewith)

10.1	Agreement dated August 25, 2004 by and between WesBanco Bank, Inc., WesBanco, Inc. and Robert L. Bollin (previously filed)

10.2	Agreement dated August 25, 2004 by and between WesBanco Bank, Inc., WesBanco, Inc. and Gregory J. Bollin (previously filed)

13.1	Winton Financial Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003 (incorporated herein by reference to Annex D of the proxy statement/prospectus included in this registration statement)

13.2	Amendment No. 1 to Winton Financial Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003 (incorporated herein by reference to Annex E of the proxy statement/prospectus included in this registration statement)

13.3	Winton Financial Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (incorporated herein by reference to Annex F of the proxy statement/prospectus included in this registration statement)

23.1	Consent of Ernst & Young LLP (previously filed)

23.2	Consent of Grant Thornton LLP (previously filed)

23.3	Consent of Phillips, Gardill, Kaiser & Altmeyer, PLLC (included in Exhibit 5.1)

23.4	Consent of Kirkpatrick & Lockhart LLP (included in Exhibit 8.1)

Exhibit	Title

23.5	Consent of Vorys, Sater, Seymour and Pease LLP (included in Exhibit 8.2)

23.6	Consent of Friedman Billings Ramsey & Co., Inc. (previously filed)

23.7	Consent of Crowe Chizek and Company LLC (previously filed)

24.1	Power of Attorney (previously filed)

99.1	Form of Proxy for Special Meeting of Winton Financial Corporation Shareholders (previously filed)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheeling, State of West Virginia, on November 4, 2004.

WESBANCO, INC.

By:	/s/ PAUL M. LIMBERT
Paul M. Limbert
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* James E. Altmeyer	Director	November 4, 2004

* Ray A. Byrd	Director	November 4, 2004

* R. Peterson Chalfant	Director	November 4, 2004

* John H. Cheffy	Director	November 4, 2004

* Christopher V. Criss	Director	November 4, 2004

James D. Entress	Director

* Abigail M. Feinknopf	Director	November 4, 2004

* Ernest S. Fragale	Director	November 4, 2004

* Edward M. George	Director	November 4, 2004

* Vaughn L. Kiger	Director	November 4, 2004

* Robert E. Kirkbride	Director	November 4, 2004

Signature	Title	Date

* John W. Kepner	Director	November 4, 2004

/s/ PAUL M. LIMBERT Paul M. Limbert	President, Chief Executive Officer & Director (Principal Executive Officer)	November 4, 2004

Jay T. McCamic	Director

* Joan C. Stamp	Director	November 4, 2004

* Carter W. Strauss	Director	November 4, 2004

Reed J. Tanner	Director

* Robert K. Tebay	Director	November 4, 2004

/s/ ROBERT H. YOUNG Robert H. Young	Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)	November 4, 2004

*By:	/S/ ROBERT H. YOUNG
Robert H. Young, as Attorney-in-Fact, pursuant to Powers of Attorney previously filed

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